FOIA Confidential Treatment Requests
Confidential Treatment Requested by Wal-Mart Stores, Inc. Pursuant to 17 C.F.R. §200.83. This letter omits confidential information included in an unredacted version of this letter, which was delivered to the Division of Corporation Finance of the Securities and Exchange Commission. Asterisks denote the omission of the confidential information from the text of this version of such letter.

702 SW 8th Street
Bentonville, AR 72716
Phone 479.273.4000
www.walmart.com

Steven P. Whaley
Senior Vice President and Controller

August 25, 2014

FOIA CONFIDENTIAL TREATMENT REQUESTED BY WAL-MART STORES, INC. PURSUANT TO 17 C.F.R. §200.83 (“Rule 83”)
(Contact: Gordon Y. Allison, Vice President and General Counsel-Corporate; (479) 277-2347; Facsimile: (479) 277-5991)

Mr. William H. Thompson
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:    Wal-Mart Stores, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2014
Filed March 21, 2014
File No. 1-6991

Dear Mr. Thompson:

This letter is in response to your letter dated July 28, 2014, addressed to Mr. Charles M. Holley, Jr., Executive Vice President and Chief Financial Officer of Wal-Mart Stores, Inc., a Delaware corporation (the “Company”). For ease of review, we have reproduced below in bold-faced type the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) contained in that letter and have provided our response in regular type following each comment.

Form 10-K for the Fiscal Year Ended January 31, 2014

Exhibit 13

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 3

Walmart International Segment, page 12

1.	We note your response to prior comment one. Please address the following:

WM000001

FOIA Confidential Treatment Requests
Confidential Treatment Requested by Wal-Mart Stores, Inc. Pursuant to 17 C.F.R. §200.83

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You state that the error results from the correction of lease accounting practices in your China and Mexico subsidiaries that did not conform to your global accounting policies. You also state that the error resulted primarily from not utilizing a consistent lease term for all aspects of lease accounting. Clarify whether the consistent lease term was the only aspect of the global U.S. GAAP accounting policy that these subsidiaries were not following. If there were other discrepancies from compliance with your global accounting policies, please describe.

A Rule 83 confidential treatment request is made for reasons of business confidentiality by the Company for the information in the following three paragraphs: Request No. 1

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The Company requests that the information covered by Request No. 1 be treated as confidential for reasons of business confidentiality and that the Commission provide timely notice to the contact person identified on the first page of this letter before the Commission permits any disclosure of the information subject to Request No. 1.

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FOIA Confidential Treatment Requests
Confidential Treatment Requested by Wal-Mart Stores, Inc. Pursuant to 17 C.F.R. §200.83

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You also state that you identified the error during the internal control optimization review of your Mexico subsidiary and you began a process to inquire with your other subsidiaries as to whether similar lease accounting inconsistencies and internal control deficiencies existed. Please explain how you determined that the control deficiencies were limited to lease accounting and no other global accounting policies. Also provide your analysis for why the deficiencies could only exist at your China and Mexico subsidiaries, rather than all foreign or all global subsidiaries.

A Rule 83 confidential treatment request is made for reasons of business confidentiality by the Company for the information in the following three paragraphs: Request No. 2

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The Company requests that the information covered by Request No. 2 be treated as confidential for reasons of business confidentiality and that the Commission provide timely notice to the contact person identified on the first page of this letter before the Commission permits any disclosure of the information subject to Request No. 2.

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FOIA Confidential Treatment Requests
Confidential Treatment Requested by Wal-Mart Stores, Inc. Pursuant to 17 C.F.R. §200.83

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Your response refers to certain controls being deficient as a result of the lease accounting errors and that you evaluated the severity of these deficiencies. Please tell us the specific controls that were deemed deficient and discuss in greater detail how you evaluated the severity of these deficiencies. Include a detailed description of any compensating control(s) that were considered in your analysis and were in place and operating at a level of precision that would prevent or detect a material misstatement. Describe any other associated control deficiencies identified in 2013.

A Rule 83 confidential treatment request is made for reasons of business confidentiality by the Company for the information in the following five paragraphs: Request No. 3

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The Company requests that the information covered by Request No. 3 be treated as confidential for reasons of business confidentiality and that the Commission provide timely notice to the contact person identified on the first page of this letter before the Commission permits any disclosure of the information subject to Request No. 3.

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FOIA Confidential Treatment Requests
Confidential Treatment Requested by Wal-Mart Stores, Inc. Pursuant to 17 C.F.R. §200.83

Rule 83 Confidential Treatment Requests
Throughout our response to you in this letter, we are discussing control deficiencies that are not required to be disclosed publically as they are not indicative of a material weakness in the Company’s internal controls over financial reporting. Accordingly, for reasons of business confidentiality, we have respectfully made Requests Nos. 1, 2 and 3 pursuant to Rule 83 that are set forth above for the confidential treatment of our responses to the comments of the Commission set forth herein. We also respectfully request that the Commission promptly inform the contact person of the Company identified on the first page of this letter of any request made pursuant to the Freedom of Information Act, as amended, and the rules and regulations thereunder (collectively, the “FOIA”) or otherwise for the disclosure of any or all of the information in this letter as to which we are requesting confidential treatment or before the Commission makes or permits any disclosure of any or all of such information so that we may substantiate, in accordance with paragraph (d) of Rule 83, that confidential treatment of such information is warranted under the FOIA.
Pursuant to Rule 83, a copy of this letter (with the information as to which confidential treatment is requested redacted) is being delivered to the Freedom of Information Act Officer of the Commission.

WM000005

FOIA Confidential Treatment Requests
Confidential Treatment Requested by Wal-Mart Stores, Inc. Pursuant to 17 C.F.R. §200.83

General
As requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing referenced above;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing referenced above; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about any of the Company’s responses or need further information, please contact the undersigned at (479) 204-8263.

Sincerely,

/s/ Steven P. Whaley
Steven P. Whaley
Senior Vice President and Controller

cc:	Ms. Ta Tanisha Meadows	Ms. Donna Di Silvio
	Staff Accountant	Staff Accountant
	U.S. Securities and Exchange Commission	U.S. Securities and Exchange Commission

Mr. Charles M. Holley, Jr.
Executive Vice President and Chief Financial Officer
Wal-Mart Stores, Inc.

Audit Committee of the Board of Directors
Wal-Mart Stores, Inc.

Copy (with responses redacted) to:
Office of Freedom of Information and Privacy Act Operations
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

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